Exhibit 4.4(c)

Heads of Agreement

Dated 30th August 2018

•	In the following comments, Parent refers to Leopard Tankers Pte Ltd and the Group refers to the Parent plus its subsidiaries, notably Leopard Moon/Sun/Sea/Star (the “SPVs”).

•	The four loan tranches have been extended to a common maturity date of 30 September 2018 with extension to 31st December 2018 at Borrowers option and Lenders discretion. It is agreed between the parties that the extension option will be exercised.

•	Each of the four vessels is sold by the SPV at their respective last convenient final discharge prior to 31st December. It is recorded that Grindrod needs to have appropriate financing in place to acquire their two vessels and that they expect appropriate terms to be reached with Lenders in good time.

•	The purchase price of each vessel shall be at average market value as determined by Clarksons, (timing for obtaining the valuation to be mutually agreed between the parties) always provided that the purchase price shall be for a minimum amount sufficient to repay the SCB loans plus any other liabilities.

•	In the event that either party is unable to meet their obligation to purchase any vessel by 31st December, JV shall be unwound in any event, in accordance with the provisions contained in the Shareholders Agreement in respect of Leopard Tankers Pte Ltd dated 2nd April 2012 (the “SHA”).

•	The vessels shall each be sold to an SPV set up by the relevant buyer, and the sales shall be made pursuant to the terms of an agreed MoA wording. The MoA shall provide, inter alia, for an underwater survey to be performed prior to delivery.

•	The sale proceeds plus any cash held within the Group at that time shall then be applied to repay

(a)	the SCB facilities,
(b)	any related break costs,
(c)	any outstanding OPEX, legal, , or other costs.

Thereafter, the sum of US$2,000,000 (US$500,000 per vessel) shall be retained within the Parent to cover any subsequent claims and expenses that may be received, as well as the costs of winding up the SPVs and the balance to be distributed 50/50 to the shareholders within 14 days of the settlement of (a) and (b) above.

•	Once the winding-up process completes,, any surplus cash or shortfall shall be equally shared, with any surplus to be paid out within 14 days of the completion of the winding up process and deregistration of the Group companies.

•	Grindrod shall manage the winding up process, in cooperation with Vitol, the company secretary in Grindrod’s offices without fee.

•	VITOL will purchase LEOPARD STAR and LEOPARD SEA (VITOL Vessels) and GRINDROD will purchase the LEOPARD MOON and LEOPARD SUN (GRINDROD Vessels).

•	Mansel Pte Ltd will Commercially Manage the Grindrod Vessels for a minimum of 2 years unless vessels are sold out of the owning entities to 3rd parties (ie a straight sale) or Grindrod decide to charter out for period, plus the Doric Breeze and Doric Pioneer [subject to final confirmation] until the end of their current charters (May/July 2020) (unless earlier terminated); basis

o	2.5% Commercial Management Fee on all monies earned
o	$4/MT Bunker Fee on all bunkers purchased on behalf of the GRINDROD vessels.
o	Upon expiry of two years Owners and/or Managers will be able to give notice to cancel the Management contracts with 3 (three) months written notice.
o	Commercial Management Terms to reflect those that currently exist with logical amendments.

•	Latvian Ship Management to provide Technical Management for 2 years, unless vessels are sold out of the owning entities to 3rd parties (ie a straight sale) based on the underlying Terms and Conditions that currently exist. Contracts to be reviewed thereafter.

•	If GRINDROD wish to TC and/or sell any of their vessels then first refusal to be offered to VITOL and vice versa.

•	These heads of agreement shall incorporate the law and jurisdiction clause contained in the SHA.

/s/ Christopher James Kernon	/s/ Stephen Griffiths
Signed for and behalf of Vitol	Signed for and on behalf of Grindrod
Shipping Singapore Pte. Ltd.	Shipping Pte. Ltd.